Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222986

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 13 DATED OCTOBER 21, 2020

TO THE PROSPECTUS DATED APRIL 16, 2020

We are providing this supplement to you in order to supplement our prospectus dated April 16, 2020 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose the following:

•	to disclose the Company's net asset value for the month ended September 30, 2020;
•	to disclose the adjusted per share public offering price for each class of our shares, effective as of October 28, 2020, the date which is five business days after this supplement is filed with the Securities and Exchange Commission;
•	to disclose information about our distributions; and
•	to disclose certain return information for all outstanding classes of shares.

Determination of Net Asset Value for the month ended September 30, 2020

On October 20, 2020, the board of directors (the “Board”) of CNL Strategic Capital, LLC (the “Company”) determined the Company’s net asset value per share for each share class in a manner consistent with the Company’s valuation policy, as described under "Determination of Net Asset Value" in the Company’s Prospectus. Class FA and Class S shares are not being offered in the Company’s current public offering (the “Offering”). The following table provides the Company’s aggregate net asset value and net asset value per share for its Class FA, Class A, Class T, Class D, Class I and Class S shares as of September 30, 2020:

Month Ended September 30, 2020	Class FA	Class A	Class T	Class D	Class I	Class S	Total
Net Asset Value	$133,795,729	$25,963,282	$15,925,742	$11,233,266	$44,083,376	$29,157,789	$260,159,184
Number of Outstanding Shares	4,606,797	928,910	570,342	408,768	1,561,206	1,001,385	9,077,408
Net Asset Value, Per Share	$29.04	$27.95	$27.92	$27.48	$28.24	$29.12
Net Asset Value, Per Share Prior Month	28.85	27.80	27.79	27.34	28.08	28.92
Increase in Net Asset Value, Per Share from Prior Month	0.19	0.15	0.13	0.14	0.16	0.20

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We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650. The calculation of the Company’s net asset value is a calculation of fair value of the Company’s assets less the Company’s outstanding liabilities. For a discussion of how the fair values of the Company's investments have been impacted by the COVID-19 pandemic, please see “Factors Impacting Our Operating Results – COVID-19” in Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part I of the Company’s quarterly report on Form 10-Q for the three months ended June 30, 2020. Please also see “Risk Factors—Risks Related to Our Business—The outbreak of highly infectious or contagious diseases, including the current outbreak of the novel coronavirus (“COVID-19”), could materially and adversely impact our business, our operating businesses, our financial condition, results of operations and cash flows. Further, the spread of COVID-19 outbreak has caused severe disruptions in the U.S. and global economy and financial markets and could potentially create widespread business continuity issues of an as yet unknown magnitude and duration.

Public Offering Price Adjustment

On October 20, 2020, the Board also approved the new per share public offering price for each share class in the Offering. The new public offering prices will be effective as of October 28, 2020 and will be used for the Company’s next monthly closing for subscriptions on October 30, 2020. As of the date of this supplement, all references throughout the Prospectus to the per share public offering price for each share class available in the Offering are hereby updated to reflect the new per share public offering prices stated in the table below. The purchase price for Class A, Class T, Class D, and Class I shares purchased under our distribution reinvestment plan will be equal to the net asset value per share as of September 30, 2020. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in the Offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$30.55	$29.31	$27.48	$28.24
Selling Commissions, Per Share	$1.83	$0.88
Dealer Manager Fees, Per Share	$0.77	$0.51

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Declaration of Distributions

On October 20, 2020, the Board declared cash distributions on the outstanding shares of all classes of our common shares based on a monthly record date, as set forth below:

Distribution Record Date	Distribution Payment Date	Declared Distribution Per Share for Each Share Class
		Class FA	Class A	Class T	Class D	Class I	Class S
November 27, 2020	December 10, 2020	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167	$0.104167

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Return Information

The cumulative total returns from the inception of each share class to September 30, 2020, as well as the year to date (“YTD”) returns are presented below:

	YTD Return	Cumulative Total Return	Cumulative Return Period
Class FA (no sales load)	8.5%	30.5%	February 7, 2018 - September 30, 2020
Class FA (with sales load)	1.5%	22.0%	February 7, 2018 - September 30, 2020
Class A (no sales load)	7.5%	25.7%	April 10, 2018 - September 30, 2020
Class A (with sales load)	-1.6%	15.0%	April 10, 2018 - September 30, 2020
Class I	7.7%	26.8%	April 10, 2018 - September 30, 2020
Class T (no sales load)	6.3%	21.2%	May 25, 2018 - September 30, 2020
Class T (with sales load)	1.2%	15.5%	May 25, 2018 - September 30, 2020
Class D	6.6%	19.9%	June 26, 2018 - September 30, 2020
Class S (no sales load)*	8.0%	8.0%	March 31, 2020 - September 30, 2020
Class S (with sales load)*	4.3%	4.3%	March 31, 2020 - September 30, 2020

*The YTD returns start from the inception date of March 31, 2020 for Class S Shares.

Total return is calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested (Class FA assumes distributions reinvested in Class A shares, and all other share classes assume distributions reinvested in same share class). Amounts are not annualized. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. For details regarding applicable sales load, please see the “Plan of Distribution" section in the Company’s Prospectus. Class I and D have no upfront sales load.

For the nine months ended September 30, 2020 and for the years ended December 31, 2019 and 2018, distributions were paid from multiple sources and these sources included net investment income before expense support of 30.8%, 61.7% and 85.2%, reimbursable expense support of 45.8%, 23.5% and 11.1%, and offering proceeds of 23.4%, 14.8% and 3.7%, respectively. For additional information regarding sources of distributions, please see the annual and quarterly reports the Company files with the Securities and Exchange Commission. The Company may be required to repay expense support to the Manager and Sub-Manager in future periods which may reduce future income available for distributions. As of September 30, 2020, management believes that reimbursement of expense support is not probable under the terms of the Expense Support and Conditional Reimbursement Agreement.

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